Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Six Months Ended June 30,
Millions of Dollars, Except for Ratios	2007	2006
Fixed charges:
Interest expense, including amortization of debt discount	$ 233	$ 240
Portion of rentals representing an interest factor	120	118
Total fixed charges	$ 353	$ 358
Earnings available for fixed charges:
Net income	$ 832	$ 701
Equity earnings net of distribution	(31)	(29)
Income taxes	492	420
Fixed charges	353	358
Earnings available for fixed charges	$ 1,646	$ 1,450
Ratio of earnings to fixed charges	4.7	4.1